UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2018

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission File Number 001-14039

Callon Petroleum Company Employee Savings and Protection Plan

Plan Number: 002

Callon Petroleum Company
1401 Enclave Parkway, Suite 600
Houston, TX 77077

Employer ID: 64-0844345

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Advisory Committee and Plan Participants
Callon Petroleum Company Employee Savings and Protection Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2018.

Houston, Texas
June 27, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Plan Administrator and Plan Participants of
Callon Petroleum Company Employee Savings and Protection Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/HORNE LLP

We served as the Plan's auditor from 2001 to 2017.

Ridgeland, Mississippi
June 20, 2018, except for the second paragraph in Note 2, as to which the date is June 27, 2019

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
ASSETS
Investments
Mutual funds, at fair value	$17,687,185	$17,092,127
Collective investment trust, at net asset value	3,183,651	3,615,281
Company stock unit fund, at fair value	3,297,510	5,703,310
Total investments	24,168,346	26,410,718
Receivables
Notes receivable from participants	442,827	275,548
Employer contribution receivable	154,274	87,832
Total receivables	597,101	363,380
NET ASSETS AVAILABLE FOR BENEFITS	$24,765,447	$26,774,098

The accompanying notes are an integral part of these financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

2018
ADDITIONS
Investment income (loss)
Net depreciation in fair value of investments	$(4,975,304)
Interest and dividends	1,160,075
Total investment loss	(3,815,229)
Interest income on notes receivable from participants	16,099
Other additions	9,550
Contributions
Employer – cash	1,527,352
Employer – stock	599,949
Participant – rollovers	1,278,749
Participant – deferrals	1,866,371
Total contributions	5,272,421
Total additions	1,482,841
DEDUCTIONS
Benefit payments to participants	3,422,498
Deemed distributions	3,384
Administrative expenses	65,138
Other deductions	472
Total deductions	3,491,492
Net decrease in net assets available for benefits	(2,008,651)
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	26,774,098
End of year	$24,765,447

The accompanying notes are an integral part of these financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) is provided only for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first day of the month following employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1% to 100% of his or her qualified annual earnings as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations for the current year. Employees expected to attain age 50 before the close of the taxable year are permitted to make catch-up contributions, of his or her qualified annual earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax (Roth) maximums.

Employer non-matching and matching contributions. For the year ended December 31, 2018, the Company contributed, in relation to each participating employee’s eligible compensation, a 2.5% non-matching contribution in cash and a 2.5% non-matching contribution in the form of the Company’s stock unit fund. The Company also made a matching contribution at the rate of 0.625% in cash for every 1.0% that the participant deferred, limited to a maximum matching contribution by the Company of 5.0% in cash.

Rollover contributions

At the discretion of the Plan administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover”. This rollover is accounted for in a “rollover account,” and is 100% vested by the depositing participant. The participant may withdraw amounts in the “rollover account” only when an otherwise allowable distribution is permitted under the Plan.

Participant accounts

Each participant’s account is credited with the participant’s salary deferral, the Company’s matching and non-matching contributions, and earnings, expenses, gains and losses attributable thereto. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment options

Contributions are directed by participants into any of the investment options offered. Participants may change their investment options at any time. However, participants are subject to restrictions on trading shares of the Company’s common stock held in the Company’s stock unit fund during established blackout periods in accordance with applicable securities laws of the Securities and Exchange Commission. Participants receive advance notice of a blackout period and its anticipated end date.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

Notes receivable from participants

Notes receivable from participants (“loans”) are available to participants at a minimum amount of $1,000. The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the preceding twelve month period or (b) one-half of the participant’s vested interest in qualifying investments within the Plan. The Plan has allowed participants to have up to three loans consisting of three regular loans or two regular loans and one residential loan through the year ended December 31, 2018.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Loans bear interest at a fixed rate, which is comprised of the U.S. Prime Interest Rate plus a 1.0% adjustment factor. At December 31, 2018, the U.S. Prime Interest Rate was 5.5%. Participants have up to five years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 10 years. Repayment is made through incremental payroll deductions, and the outstanding balance may be paid off in its entirety at any time without penalty. Each loan is collateralized by the borrowing participant’s vested account balance.

Payment of benefits

Benefits in the form of distributions are paid from the vested portion of a participant’s balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant, or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account (b) receive installments over a period not to exceed the participant’s or beneficiary’s assumed life expectancy or (c) receive a partial withdrawal.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”) and reflect all adjustments, including normal recurring adjustments, necessary to fairly present the financial results for the periods indicated.

During the year ended December 31, 2018, the Plan Administrator discovered a misclassification in previously issued financial statements related to the classification of an investment held by the Plan. The Capital Preservation Fund R6, which was previously presented as a Guaranteed Investment Contract, is now presented as a Collective Investment Trust. The Plan has elected to use the net asset value as a practical expedient for the valuation of the Collective Investment Trust. Certain reclassifications have been made to the 2017 financial statements to conform to the 2018 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for further discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments bought and sold as well as held during the year are included in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Notes receivable from participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Transactional fees and service fees related to the administration of the Plan are charged to the participant’s account, and may include processing fees for loans and benefit payments, general advisory fees, and real time trading fees. Participants incurred administrative expense of $65,138 for the year ended December 31, 2018. Investment related expenses are included in net depreciation of fair value of investments.

New Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modifies the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this ASU and delay the adoption of the additional disclosures until the effective date. The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

Note 3. Company Stock Unit Fund

The value of a unit of the Company stock unit fund reflects the market value of shares of the Company’s common stock (“Company Stock”), which is valued at the closing price reported on the active market on which Company Stock is traded, and cash held by the fund in a stock purchase account (“SPA”). As of December 31, 2018, the Company stock unit fund was made up of 507,897 shares of Company Stock and $1,252 in cash was held in the SPA. As of December 31, 2017, the Company stock unit fund was made up of 469,311 shares of Company Stock and $1,180 in cash was held in the SPA.

Note 4. Tax Status of Plan

Effective December 1, 2016, the Plan adopted a pre-approved defined contribution profit sharing plan with Internal Revenue Code (“IRC”) Section 401(k) Cash or Deferred Arrangement (CODA), which received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014. The Plan has been amended since the date of the last amendment covered by the above mentioned determination letter. However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5. Party-in-Interest Transactions

The investments in mutual funds and the collective investment trust are monitored by our investment manager and plan administration consultant, Regions. Fidelity is the custodian and record keeper for the Plan and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. All investment fund earnings or losses posted to each Plan participant’s account are net of investment management fees charged by each investment fund under the Plan.

Fees paid by the Plan to Fidelity and to Regions for certain administrative services totaled $65,138 for the year ended December 31, 2018.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Note 6. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk and uncertainty related to changes in the value associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near or long term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits. Net assets available for benefits are particularly sensitive to changes in the value of investments that represent a relatively high proportion of total investments, such as the Company Stock Fund.

Note 7. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$24,765,447	$26,774,098
Employer contribution receivable	(154,274)	(87,832)
Net assets available for benefits per the Form 5500	$24,611,173	$26,686,266

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2018
Net decrease in net assets available for benefits per the financial statements	$(2,008,651)
Less: Current year employer contribution receivable	(154,274)
Plus: Prior year employer contribution receivable	87,832
Net decrease in net assets available for benefits per the Form 5500	$(2,075,093)

Note 8. Fair Value Measurements

Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 - Inputs consist of unadjusted quoted prices for identical instruments in active markets and have the highest priority.

•	Level 2 - Inputs consist of quoted prices that are generally observable for the instrument.

•	Level 3 - Inputs are unobservable and have the lowest priority.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price (Level 1).

Company stock unit fund: The value of a unit of the Company stock unit fund reflects the market value of Company Stock, which is valued at the closing price reported on the active market on which the Company Stock is traded, and cash held by the fund in a stock purchase account (“SPA”) on the same date (Level 1). Trading activity can result in fractional shares that are not recognized by the market. These fractional shares are instead invested as cash in the SPA and utilized to facilitate transaction activity in the Company stock unit fund.

Collective investment trust: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$17,687,185	$—	$—	$17,687,185
Company stock unit fund	3,297,510	—	—	3,297,510
Total assets in the fair value hierarchy	$20,984,695	$—	$—	$20,984,695
Common/collective trust funds measured at NAV				3,183,651
Total investments at fair value				$24,168,346

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$17,092,127	$—	$—	$17,092,127
Company stock unit fund	5,703,310	—	—	5,703,310
Total assets in the fair value hierarchy	$22,795,437	$—	$—	$22,795,437
Common/collective trust funds measured at NAV				3,615,281
Total investments at fair value				$26,410,718

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 64-0844345
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Fidelity *	Company Stock Unit Fund (507,897 shares)	$3,297,510
Collective investment trust:
Federated	Capital Preservation Fund R6	3,183,651
Mutual funds:
T. Rowe Price	Retirement 2045 Fund	2,237,911
T. Rowe Price	Retirement 2035 Fund	1,962,782
Natixis Funds	Loomis Sayles Growth Fund Class Y	1,876,475
Vanguard	500 Index Fund Admiral Class	1,604,163
T. Rowe Price	Retirement 2025 Fund	1,246,421
T. Rowe Price	Retirement 2055 Fund	1,036,831
Eaton Vance	Atlanta Capital SMID-Cap Fund Class I	931,864
T. Rowe Price	QM U.S. Small-Cap Growth Equity Fund	874,350
T. Rowe Price	Retirement 2030 Fund	858,444
T. Rowe Price	Retirement 2050 Fund	709,933
MFS	Mid Cap Value R6	593,055
BlackRock	Global Dividend Fund	545,634
American Funds	EuroPacific Growth Fund R6	465,157
Invesco	Diversified Dividend Fund Class Y	447,531
T. Rowe Price	Retirement 2015 Fund	344,019
Pioneer Investments	Bond Fund Class K	279,198
Vanguard	Total Bond Market Index Fund Admiral Shares	274,158
T. Rowe Price	Retirement 2040 Fund	253,358
Vanguard	Mid-Cap Index Fund Admiral Shares	214,879
Federated	Government Obligations Fund Institutional Shares	184,546
BlackRock	High Yield Bond Portfolio Institutional Shares	126,402
T. Rowe Price	Retirement 2020 Fund	122,377
PIMCO	Foreign Bond (USD-Hedged) I	105,017
Vanguard	Total International Stock Index Admiral	102,235
Vanguard	Small-Cap Index Fund Admiral Shares	94,631
T. Rowe Price	Retirement 2060 Fund	70,060
Dimensional Fund Advisors	U.S. Targeted Value Portfolio Institutional Class	59,084
PIMCO	Real Return Fund Institutional Class	35,217
American Funds	American Balanced Fund R6	18,132
T. Rowe Price	Retirement 2010 Fund	8,699
T. Rowe Price	Retirement 2005 Fund	4,622
Notes receivable from participants *	4.25% to 6.25% fixed rate interest, maturity of up to 5 years, with residential loans maturing in 10 years	442,827
		$24,611,173

*	Denotes party-in-interest.
Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY	CALLON PETROLEUM COMPANY EMPLOYEE SAVINGS AND PROTECTION PLAN
(Registrant)	(Name of Plan)

June 27, 2019	/s/ James P Ulm, II
James P. Ulm, II
Senior Vice President and Chief Financial Officer
Chair, Callon Benefits Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of WEAVER AND TIDWELL, L.L.C., independent registered public accounting firm
23.2	Consent of HORNE LLP, independent registered public accounting firm